Exhibit 10.27

4/25/2022

Dear William Marsh,

We are pleased to extend you an offer of employment with Cactus Wellhead, LLC.    We believe the company can provide an outstanding opportunity for your ongoing professional development, and we are confident in your ability to make a significant contribution to the team.

Your position will be Vice President of Administration and General Counsel, located in Houston, reporting to Scott Bender. Your tentative start date will be Monday, 5/16/22 . You will be paid an annual base salary of $400,000.00 USD. As this position is considered “exempt” for federal wage-hour purposes, you will not be eligible for overtime pay for hours worked in excess of 40 in a given workweek.

As a full-time employee with Cactus Wellhead, you are eligible for the following:

• Comprehensive benefits package including medical, dental, vision effective the 1st of the month, following 30 days of employment. Disability, voluntary ancillary benefits, and 401(k) retirement programs are also offered.
• Participation in our Management Incentive Plan (MIP). This plan provides an annual bonus payment based on achieving the financial and operational goals of the Company and weighs your personal contributions to the Company as well. Payment of this plan is based on the objectives set by the Company and approval from the Board. Your initial target participation level in the Incentive Program would be at 75%, with inclusion in the Tier 1 participant pool, which currently incorporates the highest stretch bonus component in the plan.
• With Board approval, you will participate in our annual long-term incentive program, which will include one times your base pay in RSU’s and one times your base pay in PSU’s. The RSU’s vest ratably over three years (1/3 each year).     The PSU’s vest subject to return on capital employed metrics measured over a three-year timeframe.    Subject to board approval, it is anticipated your initial PSU grant will have a measurement period from 1/1/2022 to 12/31/2024.    Copies of the 2022 forms of agreement for both the RSU’s and PSU’s will be provided to you.
• A one-time restricted stock unit award of $400,000 with three-year vesting terms that will be granted at the closing stock price 30 days after your start date (vesting equally in one-third installments per year).
• Cell phone allowance, per company policy.
• 20 Paid Time Off (PTO) days per calendar year, which includes vacation and sick time, pro-rated based on date of hire.

Your employment with the company is contingent upon the successful completion of a background investigation and a drug and alcohol screen. Depending on position, you may also be subject to Motor Vehicle Report screening, and physical work or mobility testing. Additionally, this offer is contingent upon satisfactory review of any covenants related to non-compete agreements that may be currently in force with your current or previous employers. Once satisfactory results are received, we will contact you to confirm your start date.

Employment with Cactus Wellhead, LLC is considered “at will”, meaning that either you or the company may terminate the relationship at any time for any reason, with or without cause or notice. Nothing in this letter is intended or should be construed as a contract, express or implied. This letter supersedes any prior representation or agreement, whether written or oral. This employment letter may not be modified or amended except by a written agreement.

We hope you will find working with Cactus Wellhead, LLC to be a rewarding experience.

Sincerely,

Scott Bender

Cactus Wellhead, LLC

Please accept this offer by    5/2/2022.    This offer is void if your response is not received within seven (7) days. Should you have any questions, please do not hesitate to contact Shelley Cook    at shelley.cook@cactuswellhead.com.

Electronically Signed By:

William Marsh

Signed on 04/25/2022